UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

8-46202

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Uphold Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

530 Fifth Avenue, Suite 3A

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curt Snyder	203-554-5542	curt@jnksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO

(Name – if individual, state last, first, and middle name)

300 Park Avenue, Suite 900	San Jose	CA	95110
(Address)	(City)	(State)	(Zip Code)

10/08/2003		243	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Curt Snyder _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Uphold Securities Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UPHOLD SECURITIES INC.

FINANCIAL STATEMENT

For the year ended December 31, 2025

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UPHOLD SECURITIES INC.

FINANCIAL STATEMENT
For the year ended December 31, 2025

TABLE OF CONTENTS

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

Board of Directors
Uphold Securities Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Uphold Securities, Inc. (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2025.

San Francisco, California

March 31, 2026

UPHOLD SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	591,569
Deposit with clearing broker		250,000
Other assets		23,609
Total assets	$	865,178

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	300,710
Due to related party		167,795
Total liabilities	$	468,505

Commitments and Contingencies

Stockholder's equity

Common stock, no par value, 200 shares authorized, 200 shares issued and outstanding	13,272
Paid-in capital	15,169,200
Accumulated deficit	(12,661,189)
Treasury stock	(2,124,610)
Total Stockholder's equity	396,673
Total liabilities and Stockholder's equity	$ 865,178

The accompanying notes are an integral part of this Financial statement.

NOTES TO THE FINANCIAL STATEMENT
For the year ended December 31, 2025

Note 1 - Nature of Business

Uphold Securities Inc. (the "Company") is a corporation organized under the laws of the State of New York in 1993. The Company is a wholly owned subsidiary of Uphold Inc. (the "Parent Company") and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer. The Company's Ultimate Parent entity is Uphold Ltd.

The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3.

Note 2 - Summary of Significant Accounting Policies

a) Basis of accounting

The financial statement are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

b) Revenue Recognition

Research
Revenue from contracts with customers includes research income. The recognition and measurement of revenue   is based on the assessment of individual contract terms.

The Company earns research fees revenue for providing research to clients produced by the Company. Because research arrangements are cancellable at will and do not create enforceable rights and obligations beyond the period in which the customer commits to pay, the Company recognizes research revenue when the customer commitment is obtained and the related services for that period have been provided.

Uphold does not have contracts with customers for individualized and customized research services. As a result, revenue is only recognized when both the performance obligation is complete and the Company believes that payment for services is estimable.

Note 2 -   Summary of Significant Accounting Policies (Continued)

b)   Revenue Recognition (continued)

Pursuant to Accounting Standards Codification Topic ("ASC") 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Accordingly, for research revenue, the period in which the parties have enforceable rights and obligations is limited to the period for which the customer commits to pay.

The Company had no contract assets and contract liabilities as of December 31, 2025.

c)   Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes. Deferred income taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgements are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgements are routinely reviewed by management.

The Company follows Accounting for Uncertainty in Income Taxes which clarifies the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statement and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statement. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

Uphold Securities Inc. is included in the consolidated tax return of Uphold Ltd. & Subs ("Parent Company"). The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent Company. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that could be claimed on this hypothetical return, and the Company assesses the need for a valuation allowance on the basis of projected separate return results.

NOTES TO THE FINANCIAL STATEMENT
For the year ended December 31, 2025

Note 2 -   Summary of Significant Accounting Policies (continued)

c)   Cash

The Company considers financial instruments with original maturities of three months or less to be cash equivalents. At December 31, 2025, the Company did not hold any cash equivalents. The Company maintains cash in a bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

d)   Credit Losses

The Company follows Accounting Standards Codification ("ASC") 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until they are 90 days past due and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as there were no receivables as of December 31, 2025.

e)   Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could significantly differ from those estimates.

f)   Stock-based Compensation

The Ultimate Parent of the Company established an award plan which permits granting of stock units to directors, officers and employees of the Company. The Company accounts for stock based compensation in accordance with ASC 718 Compensation - Stock Compensation. The awarded shares are valued at fair market value of the Parent's common stock on the day of the grant. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involves inherent uncertainties in the application of management's judgement. The granted shares vest upon achievement of service as defined in the award agreement. The Compensation recorded as of December 31, 2025 was $308,371 and is presented on the statement of operations under employee compensation expense.

g)   Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures," which requires additional disclosure and disaggregated information in the Income Tax Rate reconciliation using both percentages and reporting currency amounts, with additional qualitative explanations of individually significant reconciling items. The updated guidance also requires disclosure of the amount of income taxes paid (net of refunds received) disaggregated by jurisdictional categories (federal (national), state, and foreign). We adopted this accounting update on a prospective basis on January 1, 2025. See Note 6 for the expanded disclosures required under this accounting update.

h)   Correction of Immaterial Errors in Prior Period Balances

The Company failed to record stock-based compensation expense in prior periods for certain of its employees participating in a stock-based compensation plan of the Ultimate Parent. The Company revised the paid-in capital and accumulated deficit balances as of January 1, 2025, in the statement of changes in stockholder's equity to reflect the cumulative correction of these immaterial errors. The Company evaluated the materiality of the errors from both a quantitative and qualitative perspective and concluded that the errors were immaterial to the Company's previously issued annual financial statement.

Note 3 -   Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of Accounting Standards Update 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions based on net income about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The Company has assigned the President as the CODM. The nature of business and accounting policies of the single segment are the same as described in the organization and nature of business and summary of significant accounting policies. Total assets presented in the Company's Statement of Financial Condition represents total assets of the Company's single reportable segment. In addition, segment revenue and significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net income are included in the Company's Statement of Operations.

Note 4 -   Related Parties

The Company has related party transactions. Due to related party of $167,795 comprising of compensation related-expenses, is on the Statement of Financial Condition at December 31, 2025. The Company has receivables from officers in the amount of $2,736. In addition, the Parent may incur certain expenses on behalf of the Company. For the year ended December 31, 2025 the Parent incurred no such expenses.

Note 4 - Related Parties (continued)

The Company participates in an equity based compensation program administered by its Ultimate Parent, Uphold Ltd., whereby equity awards of the Ultimate Parent are granted to certain employees of the Company.

Payment is based on a calculation which considers, among other things, the market value per share price of the Ultimate Parent's stock. The equity awards generally vest over a period of four years as service conditions are satisfied. For the year ended December 31, 2025, the Ultimate Parent contributed its equity awards valued at $308,371 for employee grants which was recorded as a capital contribution to the Company. The Company recorded compensation expense for these awards granted to employees under this program for the same amount, which is included in stock-based compensation expense in the statement of operations.

Note 5 - Regulatory Capital Requirements

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital of $373,064 which was $123,064 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital on December 31, 2025 was 122.90%.

The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3.

Note 6 - Income Taxes

For the year ended December 31, 2025, the provision for income taxes was $0.

The Company did not pay or receive any cash taxes.

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate as follows:

Pretax Book Income	(1,969,513)	
Income tax expense (benefit) at federal statutory rate	(413,598)	21.00%
State and local income taxes net of federal tax benefit (a)	-	-
Foreign tax effects	-	-
Effect of changes in tax laws or rates enacted in the current period	-	-
Effect of cross-border tax laws	-	-
Tax credits	-	-
Changes in valuation allowances	938,567	-47.65%
Nontaxable or nondeductible items	31,264	-1.59%
Changes in unrecognized tax benefits	-	-
Other		
Return-to-Provision	86,557	-4.39%
Other Deferred Adjustment	(642,790)	32.64%
Total	0	0.00%

(a) State taxes in New York make up the majority (greater than 50 percent) of the tax effect in this category.

The difference between pretax net income at the federal statutory rate of 21% and the effective tax rate of 0% is primarily driven by the change in valuation allowance.

Deferred income tax assets and liabilities are as follows:

Deferred Tax Assets:	
Stock Compensation	690,952
Unrealized Gains/Losses	714
Charitable Contributions Carryover	5,240
ROU Liability	-
Intangibles	-
Net Operating Loss	2,345,886
Total DTAs	**3,042,792**
(Less) Valuation Allowance	(3,036,110)
Net DTA	**6,682**
Deferred Tax Liabilities:	
Deferred Revenue	(6,682)
Unrealized Gains/Losses	-
Total DTLs	**(6,682)**
Net DTA/(DTL)	-

NOTES TO THE FINANCIAL STATEMENT
For the year ended December 31, 2025

Note 6 - Income Taxes (Continued)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in prior years, management believes it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company established a full valuation allowance on its U.S. net deferred tax assets. The valuation allowance increased by $1,194,549 in 2025.

As of December 31, 2025, on a separate return basis the Company had net operating loss carryforwards of approximately $8.7 million for federal income tax purposes, which will carry over indefinitely and are limited to 80% of taxable income. However, these net operating losses do not legally exist and would be derecognized if the entity were to leave the consolidated tax return filing group.

The federal and state net operating loss carryforwards may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. In the event of significant ownership changes, the Company's ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change will be significantly reduced.

The Company complies with ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statement of any uncertain tax positions that have been taken or expected to be taken on a tax return. This pronouncement sets a "more likely than not" criterion for recognizing the tax benefit of uncertain tax positions. The Company did not have material unrecognized tax benefits as of December 31, 2025, and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company files federal, state, and local tax returns. The Company's tax returns are open to examination by taxing authorities for federal and state income tax purposes for tax years 2023, 2024 and 2025, subject to applicable statutes of limitations. The Company is not currently under examinations for any of our income tax returns by any tax authority.

In July 2025, the U.S. enacted tax legislation referred to as the One Big Beautiful Bill ("OBBB"). The OBBB includes significant changes to U.S. income tax laws, including tax cut extensions and modifications to the international tax framework with certain provisions effective in 2025 and others effective in 2026 and later years. The OBBB did not have a material impact on the Company's 2025 effective tax rate due to the Company's loss position.

Note 7 - **Going Concern**

The Company has operated with recurring losses and related negative operating cash flows. These conditions have raised substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time after the issuance of these financial statement. Management has represented that the Company's Parent is committed to providing adequate capitalization and liquidity to support the Company's ongoing operations. Accordingly, management believes that this commitment alleviates the substantial doubt regarding the Company's ability to continue as a going concern.

The Company's strategic plan is to continue operating as a broker-dealer focused on providing a self-directed retail trading platform for U.S. equities and tokenized securities.

Note 8 - **Subsequent Events**

Subsequent events were evaluated through the issuance date of the financial statement. During the first quarter, the Parent contributed $450,000 and forgave an intercompany payable of $167,795, which was converted to equity. No other subsequent events requiring disclosure or recognition occurred.